82 - 2142


invensys

BTRsec/RLS Admin/Letters/2003/0114

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA


03029933

1 September 2003

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

John Clayton
Company Secretary

PROCESSED
SEP 11 2003
THOMSON FINANCIAL


SEP 09 2003

Copy to: Mr. B. Mangino
Mr. M. Downing

9/10



"emailalert@hemscott.co.uk" <emailalert

01/09/2003 11:04

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and Hemscott - http://www.hemscott.com

RNS Number:2206P
Invensys PLC
01 September 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Aviva plc

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder if it

is a holding of that person's spouse or children under the age of 18

The notification has been made by Aviva plc on behalf of itself

and its subsidiary Morley Fund Management Limited.

4) Name of the registered holder(s) and, if more than one holder, the

number of shares held by each of them

BNY Norwich Union Nominees Ltd	27,830,736
BT Globenet Nominees Ltd	38,780
Chase GA Group Nominees Ltd	65,894,316
Chase Nominees Ltd	9,446,554
CUIM Nominee Ltd	31,419,507
RBSTB Nominees Ltd	4,850,000

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

28 August 2003

11) Date company informed

29 August 2003

12) Total holding following this notification

139,479,893

13) Total percentage holding of issued class following this notification

3.99%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213538

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 1 September 2003